Franc-Or Resources Corporation
1801 McGill College Avenue
Suite 1325
Montreal, Quebec
H3A 2N4

Tel. : (514) 842-5323
Fax : (514) 842-3306

02049657

Montreal, August 28, 2002

SUPPL

02 SEP -4 AM 9:54

Attn. : Filings
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington DC 20549
USA

Re : Franc-Or Resources Corporation
Exemption : Rule 12g3-2(b)
File No. : 82-4164

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

Dear Sirs :

Please find attached the Consolidated Interim Unaudited Financial Statements for the six month period ended June 30, 2002. The exemption has been indicated on the top right hand corner of the document, together with the file number.

Yours truly,

Vatché Tchakmakian, CA
Chief Financial Officer

dlw 9/5

Exemption : Rule 12g3-2(b)
File No. : 82-4164

02 SEP -4 AM 9:54

Franc-Or Resources Corporation

Consolidated Interim Financial Statements

Six Months Ended June 30, 2002

Message to Shareholders

Second Quarter 2002

The second quarter witnessed moderate volatility in the gold price, dropping to US $298 per ounce twice in April and reaching US $326 twice in June. After each of the June highs, gold was hit hard on the sell side in a pattern that is now becoming more common, and which has served to convince more analysts of a manipulated market that is apparently meant to contribute to the strong dollar policy of the U.S. government. Some gold market analysts note that heavy short position covering will likely take place in the range of US $327 to US $341, which could cause a short squeeze and a sharp hike in the gold price. If the recent past is any indication, we will see continued downward pressure on the gold price for some time to come whenever it reaches the US $325 level. The generally suppressed trend in the price of gold has continued through the summer, with the current US $311 per ounce price slightly higher than on August 1st when it closed below US $299. Little change is expected in the gold market over the next year unless a dramatic terrorist attack is perpetrated in North America or Europe, or unless a full-scale war against Iraq results in a broader Middle East involvement. There is a high probability of both some kind of terrorist attack and U. S. military intervention in Iraq over the next several months. However, it is unlikely that terrorists will achieve anything approaching the horror of September 11 in the near future, and equally unlikely that the U.S. will do more than aerial bombardment of selected sites in Iraq without a coalition of nations backing it. Although there is little doubt that the price of gold will make a dramatic rise sometime over the next two years, it is unlikely to happen unless price manipulation comes to an end.

Volatility similar to that in the gold price has also been exhibited in the overall markets. Both the DOW and NASDAQ have recently dropped well below post-September 11 levels. If we pass that one-year anniversary without a major terrorist attack, we will likely see a "sigh of relief" jump in the market indices, but this will be short lived. The fact is, we are on the brink of another recession, but will more than likely exhibit a very slow recovery over the next nine to twelve months, as indicated in part by the 0.4% drop in the Index of Leading Economic Indicators in July. A federal funds rate of 1.75% and average 30-year mortgage rates of 6.22% have increased consumer demand for cars, homes, and other big-ticket items, but these sectors alone cannot support the entire economy. We are faced with a sluggish economy and depressed equities markets that combine to create an extremely difficult environment in which to raise investment capital through normal public offerings.

With the above facts and analyses in mind, we continue to take advantage of minimal levels of competitor activity in gold exploration in Nevada. Franc-Or's 42.5%-owned Cordex Syndicate is about to begin drilling on the Humboldt Springs property, located in the midst of the prolific gold-rich region of north-central Nevada, and we are adding to our gold property portfolio of selected regional geophysical targets. In addition, we have accelerated our efforts at identifying resource-bearing gold properties in select parts of the world that can be acquired at low acquisition cost. Our efforts in French Guiana have been stymied by government foot-dragging, uncooperative local partners, and mounting legal complications. We have made every effort to minimize costs there, but we have seen an end to our operational profitability and we will be making some key strategic decisions over the next months.

The troubled state of the financial markets has made our efforts to help fund URRMA Biopharma Inc difficult, but we continue to pursue the possibility of spinning-off our expanding equity interest in the biotech company from the gold company through a reverse takeover procedure (RTO). Despite URRMA being designated as fast-track status for the development of the Qualitative Diagnostic Kits, the FDA has imposed a three-month delay in required revisions of certain Phase 2 retrospective studies while simultaneously allowing the implementation of the initial Phase 3 clinical studies. It is hoped that the kits will be fully commercialized by the end of Q1 2003. Work on synthesizing the therapeutic anti-R7V antibodies continues to show encouragement.

Robert J. Casaceli
President and C.E.O.

August 27, 2002

Franc-Or Resources Corporation

Consolidated Balance Sheets

	June 30 2002 (unaudited)	December 31 2001 (audited)
Assets		
Current assets		
Cash	$ 2,732,525	$ 3,604,792
Short-term investments	1,319,731	1,141,893
Accounts receivable	112,120	96,702
	4,164,376	4,843,387
Investments (Note 2)	3,200,000	2,200,000
Capital assets		
Mining assets	2,507,566	2,507,566
Deferred exploration costs (Note 3)	725,307	289,683
Machinery and equipment	216,852	247,198
	3,449,725	3,044,447
	$ 10,814,101	$ 10,087,834
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 235,060	$ 264,903
Shareholders' equity		
Share capital (Note 4)	30,992,408	30,009,037
Deficit	(20,413,367)	(20,186,106)
	10,579,041	9,822,931
	$ 10,814,101	$ 10,087,834

See accompanying notes

Approved by the Board (S) Michael Steeves, Director, (S) Robert J. Casaceli, Director

Franc-Or Resources Corporation

Consolidated Statements of Operations and Deficit
(unaudited)

	Three-month period ended June 30 2002	Three-month period ended June 30 2001	Six-month period ended June 30 2002	Six-month period ended June 30 2001
Revenues				
Royalty revenue	$ -	$ 74,263	$ 22,492	$ 223,962
Investment income	18,631	77,183	32,209	184,711
	18,631	151,446	54,701	408,673
Expenses				
Professional and consulting fees	115,737	80,298	168,423	134,892
Administrative expenses and shareholders' information	52,081	54,318	83,193	89,844
Depletion and amortization	15,173	370,138	30,346	740,275
Write-down of deferred exploration costs	-	745,600	-	745,600
	182,991	1,250,354	281,962	1,710,611
Net loss for the period	(164,360)	(1,098,908)	(227,261)	(1,301,938)
Deficit at beginning of period	(20,249,007)	(17,776,928)	(20,186,106)	(17,573,898)
Deficit at end of period	$ (20,413,367)	$ (18,875,836)	$ (20,413,367)	$ (18,875,836)
Loss per share	$ (0.01)	$ (0.05)	$ (0.01)	$ (0.06)

See accompanying notes

Franc-Or Resources Corporation

Consolidated Statements of Cash Flows
(unaudited)

	Three-month period ended		Six-month period ended	
	June 30 2002	June 30 2001	June 30 2002	June 30 2001
Operating activities				
Net loss for the period	$ (164,360)	$ (1,098,908)	$ (227,261)	$ (1,301,938)
Adjustment for :				
Depletion and amortization	15,173	370,138	30,346	740,275
Write-down of deferred exploration costs	-	745,600	-	745,600
	(149,187)	16,830	(196,915)	183,937
Net change in non-cash working capital items	(10,362)	(39,276)	(46,086)	159,247
Cash flows generated from (used for) operating activities	(159,549)	(22,446)	(243,001)	343,184
Financing activities				
Issuance of share capital	1,000,000	-	1,000,000	-
Share issue expenses	(16,629)	-	(16,629)	-
Cash flows generated from financing activities	983,371	-	983,371	-
Investing activities				
Promissory note	-	659,853	-	659,853
Short-term investments proceeds (acquisitions)	(5,468)	(12,374)	(177,013)	2,222,176
Investments (Note 2)	-	-	(1,000,000)	(2,200,000)
Deferred exploration costs	(160,992)	(263,307)	(435,624)	(548,589)
Cash flows generated from (used for) investing activities	(166,460)	384,172	(1,612,637)	133,440
Net change in cash	657,362	361,726	(872,267)	476,624
Cash at beginning of period	2,075,163	311,096	3,604,792	196,198
Cash at end of period	$ 2,732,525	$ 672,822	$ 2,732,525	$ 672,822

See accompanying notes

1. Summary of significant accounting policies

Basis of presentation

The financial statements of the Corporation have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The interim financial statements have, in management's opinion, been properly prepared using judgement within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2001. The significant accounting policies follow that of the most recently reported annual financial statements.

Accounting estimates

The preparation of interim financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

2. Investments

a) Investment in URRMA Biopharma Inc.

On March 29, 2001, the Corporation completed a $2.0 million private placement in URRMA Biopharma Inc. ("URRMA"), a private development stage biotech company based in Montreal. This transaction involved the purchase of 2.0 million Class A shares at the price of $1.00 per share and 2.0 million Class A share purchase options. Each whole Class A share purchase option is exercisable at $1.00 per share for a period of one year after closing. This investment gave the Corporation a 20% equity interest in URRMA.

On January 29, 2002, the Corporation exercised an option to purchase 1 million Class A shares for $1 million. In return for the early exercise of its options, the Corporation received from URRMA a total of 100,000 additional options priced at $0.50 per share to be exercisable over a period of three years, and an extension of the expiry period of the remaining 1 million in options from March 31, 2002 until September 30, 2002. With the exercise of these options, the Corporation holds a 25% equity interest in URRMA.

b) Investment in Broadband Collaborative Solutions Inc.

On March 9, 2001, the Corporation completed a $200,000 private placement in Broadband Collaborative Solutions Inc. ("Broadband"), a private telecommunications company based in Toronto. This transaction involved the purchase of 200,000 common shares at the price of $1.00 per share and 200,000 common share purchase warrants. Each whole common share purchase warrant is exercisable at $1.00 per share for a period of three years after closing. This investment gives the Corporation a 2.93% equity interest in Broadband.

3. Deferred exploration costs

Balance, December 31, 2001	$	289,683
Exploration expenses :		
Nevada		281,275
French Guiana		154,349
Balance, June 30, 2002	$	725,307

4. Share Capital

Authorized:
The Company's authorized share capital consists of an unlimited number of common shares of no par value.

Issued:
Changes in the Company's share capital were as follows :

	June 30, 2002	
	Number of shares	Amount
		$
Balance at beginning of period	23,058,059	30,009,037
Issued and paid in cash	2,702,703	1,000,000
Share issue expenses	-	(16,629)
Balance at end of period	25,760,762	30,992,408

In May 2002, the Company has completed an arms' length non-brokered private placement financing for gross proceeds of $1,000,000 consisting of 2,702,703 units at $0.37 per unit. Each unit is composed of one common share and a one-half common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share until May 24, 2005 at an exercise price of $0.50 in the first year, $0.65 in the second year, and $0.85 in the third year.

A summary of changes in the Company's common share purchase options is presented below :

	June 30, 2002	
	Number of options	Weighted average exercise price
		$
Balance at beginning and end of period	3,117,500	0.34

A summary of changes in the Company's warrants is presented below :

	June 30, 2002	
	Number of warrants	**Weighted average exercise price**
		$
Balance at beginning of period	-	-
Issued	1,351,352	0.50
Balance at end of period	1,351,352	0.50